Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Cintas Corp (CTAS)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Cintas Corp (CTAS)
Vote Yes: Item #5 – Disclosure Of

Material Corporate Diversity, Equity, And Inclusion Data

Annual Meeting: October 29, 2024

CONTACT: Meredith Benton | benton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Cintas Corp (Cintas) report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for workforce diversity, hiring, promotion, and retention of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so that investors can assess and compare the effectiveness of companies’ diversity, equity, and inclusion programs. It is advised that this content be provided through Cintas’s existing sustainability reporting infrastructure. An independent report specific to this topic is not requested.

RATIONALE FOR A YES VOTE

1.	Well managed diversity, equity, and inclusion programs ensure meritocratic workplaces.

2.	Corporate policies that allow harassment and discrimination undermine business success.

3.	Cintas’ reporting significantly lags established practice.

4.	Cintas has not demonstrated that this material topic area is being well managed by the company.

2024 Proxy Memo Cintas Corp| Disclosure Of Material Corporate Diversity, Equity, And Inclusion Data

DISCUSSION

1.	Well managed diversity, equity, and inclusion programs ensure meritocratic workplaces.

Effective diversity, equity, and inclusion (DEI) programs do not hire or promote employees because of their race, gender, or other diversity characteristics. Rather, well-implemented DEI strategies ensure that an employee’s diversity characteristics do not prevent them from reaching career milestones. A strong and effective DEI program provides an equal playing field for all employees, regardless of diversity characteristic (such as race, gender, sexual orientation, or historical family wealth). It does not advantage one group over another.

The results of a well-run DEI program are identical to the goals of a meritocracy. The US Supreme Court’s June 2023 decision striking down affirmative action in university admissions did not, in any way, diminish companies’ legal ability, responsibility, or economic incentive to have workplaces free of harassment and discrimination.

2.	Corporate policies that allow harassment and discrimination undermine business success.

Researchers have identified additional benefits of diverse and inclusive teams, including: access to top talent, a better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity and the different perspectives it encourages has also been shown to encourage more creative and innovative workplace environments.1

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute to the workplace.2 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice, and 72 percent said that they would consider leaving an employer for a more inclusive work environment.3 Additionally, the 2021 Workforce Happiness Index found that 78 percent of workers want employers that value DEI.4

Extensive research has indicated that investors benefit from companies with greater management diversity. This includes:

•	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[5]
•	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[6]

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1 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

2 https://www.apa.org/news/press/releases/stress/2015/impact

3 https://www2.deloitte.com/content/dam/Deloitte/us/Documents/about-deloitte/us-about-deloitte-inclusion-survey.pdf

4 https://www.cnbc.com/2021/04/30/cnbc-and-surveymonkey-release-latest-workforce-happiness-survey.html

5 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

6 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

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2024 Proxy Memo Cintas Corp| Disclosure Of Material Corporate Diversity, Equity, And Inclusion Data

•	A study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five-year stock return that was 6.0 percent higher than the 20 least-diverse companies.[7]
•	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when a company had better diversity than the industry leader.[8]
•	Research conducted by the World Economic Forum shows that companies with above-average diversity scores drive 45 percent of average revenue from innovation, while companies with below-average diversity scores drive only 26 percent.[9]
•	According to Gartner research, 75 percent of organizations with frontline decision-making teams reflecting a diverse and inclusive culture will exceed their financial targets.[10]
•	Research from As You Sow and Whistle Stop Capital reviewed the workforce diversity of 1,641 companies between 2016-2021. Linear regression found statistically significant positive correlations between increased manager diversity and enterprise value growth rate, free cash flow, income after tax, return on equity, return on invested capital, and 10-year revenue growth, among other indicators.[11]
•	Multiple McKinsey studies have consistently found that companies with higher percentages of gender, race and ethnic diversity in corporate leadership have a greater likelihood of outperforming peers on profitability. This includes a 39% greater likelihood of outperformance for companies in the top quartile for gender or ethnic representation on their executive teams, versus those in the bottom quartile.[12]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Cintas’ lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the Company’s corporate commitment to a diverse and inclusive workplace.

Unfortunately, a number of studies have also shown that Black and female employees, among others, face significant barriers in recruitment, hiring,13 and promotion.14

However, as noted by detractors of DEI programs, corporate initiatives intended to ensure workplace meritocracy vary in quality. Companies need to be intentional in ensuring that negative stereotypes against gender, race or other diversity characteristics do not harm their workplace; and investors must have the data needed to monitor their effectiveness in doing so. Quantitative data on program outcomes is needed.

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7 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

8 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

9 https://online.uncp.edu/articles/mba/diversity-and-inclusion-good-for-business.aspx

10 https://online.uncp.edu/articles/mba/diversity-and-inclusion-good-for-business.aspx

11 https://www.asyousow.org/report-page/2023-positive-relationships-linking-workforce-diversity-and-financial-performance

12 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

13 https://www.bloomberg.com/opinion/features/2024-07-29/white-men-the-most-likely-to-get-hired-even-with-dei-finds-research

14 https://mitsloan.mit.edu/ideas-made-to-matter/women-are-less-likely-men-to-be-promoted-heres-one-reason-why

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2024 Proxy Memo Cintas Corp| Disclosure Of Material Corporate Diversity, Equity, And Inclusion Data

3.	Cintas’ reporting significantly lags established practice.

Cintas lags other companies in the disclosure and transparency it provides to investors on the effectiveness of its diversity and inclusion programs. The Company does not currently make public its EEO-1 report, which details the diversity of a company’s workforce, and has stated that it has chosen not to align its data with EEO-1 reporting requirements.15

As of the date of the filing of this proposal, Cintas had also not yet released sufficient hiring, retention, or promotion data – referred to as the inclusion factors - to allow investors to determine the effectiveness of its diversity and inclusion programs. Inclusion factors are important in assessing whether the Company will be able to successfully build, utilize, and maintain effective management teams.

More than eighty percent of the S&P 500 and almost half of the Russell 1000 have released, or have committed to release, their consolidated EEO-1 forms, a best practice in diversity data reporting. There was a seventy-six percent increase in the disclosure of these indicators by Russell 1000 companies in the last two years.

Between January 2022 and January 2024, the number of Russell 1000 companies releasing hiring rate data by gender, race, and ethnicity increased by 69 percent, companies releasing retention rate data increased by 51 percent, and companies releasing promotion rate data increased by 151 percent.2 Below are examples of inclusion factor data that Cintas’ peers are disclosing, or have committed to disclose, as of August 23, 2024:

•	97 percent of the S&P 100 release their EEO-1, as do 42 percent of the Russell 1000.

•	53 percent of the S&P 100 release, or have committed to release, at least one hiring statistic related to gender.

•	39 percent of the S&P 100 release or have committed to release, at least one hiring statistic related to race/ethnicity.

•	30 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.

•	23 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.

•	25 percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to gender.

•	25 percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to race/ethnicity.

Companies that release more diversity and inclusion data than Cintas include, but are not limited to:

American Electric Power Co Inc, Baxter International Inc, Cardinal Health Inc, Charter Communications Inc, Eastman Chemical Co, Ford Motor Co, General Dynamics Corp, Honeywell International Inc, McDonald's Corp, Procter & Gamble, RTX Corp, Simon Property Group Inc, Target Corp, Union Pacific Corp, UnitedHealth Group Inc, and Victoria's Secret & Co.

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15 https://cintas.widen.net/view/pdf/nvi2tgy9ad/Cintas_2023_Sustainability_Report_011824.pdf?u=zfbcz7

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2024 Proxy Memo Cintas Corp| Disclosure Of Material Corporate Diversity, Equity, And Inclusion Data

This places Cintas behind other companies in their workplace equity data disclosure. It is increasingly a laggard as companies commit to releasing more complete data.

4.	Cintas has not demonstrated that this material topic area is being well managed by the company.

In opposition to this proposal, Cintas Board states that “…the adoption of this proposal is not necessary,” and claims to “…employ strong DEI practices in our hiring, advancement, training, education and communication efforts.” However, the data to support this claim is not provided.

A lack of disclosure may indicate that the Company either does not track its hiring, promotion, or retention rates or that it believes that sharing the data might negatively impact stakeholders’ perceptions of its stock.

There are reasons for investors to be concerned that diversity and inclusion initiatives at Cintas are insufficiently effective. Cintas settled a pay bias lawsuit after it was found that the Company “had underpaid female production workers at a Philadelphia location by regularly assigning them to the lowest-paying jobs.”16 The Company has also been involved in other employment-related lawsuits, such as discrimination claims brought by the Office of Federal Contract Compliance Programs (OFCCP). The OFCCP alleged that Cintas discriminated against male and Black applicants for certain positions, had pay discrimination against female production workers, and discriminated against diverse applicants for sales positions. 17

Cintas, to be credible with investors and other external stakeholders, needs to show that its belief that “Bringing together employee-partners with different perspectives, life experiences and backgrounds benefits everyone,” is not puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees and their experiences.18

CONCLUSION

Vote “Yes” on this Shareholder Proposal #5.

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For questions, please contact Meredith Benton, As You Sow, benton@asyousow.org

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16 https://news.bloomberglaw.com/daily-labor-report/federal-contractor-cintas-corp-settles-pay-bias-action

17 https://www.hrdive.com/news/cintas-pays-424k-after-allegedly-refusing-to-hire-men/562829/

18 https://cintas.widen.net/view/pdf/nvi2tgy9ad/Cintas_2023_Sustainability_Report_011824.pdf?u=zfbcz7

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